SKANSKA

[redacted]

09046935

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

SEC Mail Processing
Section

SEP 03 2009

Washington, DC
112

Our contact
Marianne Bergström

August 28, 2009

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published August 28, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
August 28, 2009	Press Release	Skanska to construct cancer hospital in London for GBP 61 M, about SEK 740 M.	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

August 28, 2009
08:30 a.m

Skanska to construct cancer hospital in London for GBP 61 M, about SEK 740 M

Skanska has been awarded a contract to build a world-class cancer clinic in London for University College Hospitals NHS Foundation Trust. The contract amount is GBP 61 M, approximately SEK 740 M, which will be included in third-quarter order bookings.

The hospital building includes 14,800 square meters of floor space with five floors above and two floors below ground-floor level. The wards surround a central atrium.

Skanska will be responsible for the entire implementation of the project, from groundwork to building construction, including electrical and mechanical engineering installations and the renovation of existing tunnels.

On-site work will begin in September, and the hospital is scheduled for completion in October 2011.

Skanska aims to achieve environmental certification for the project in accordance with the British environmental certification standard BREEAM. The cancer centre will be one of the first in the UK to achieve Excellent rating under the new BREEAM 2008 Healthcare standard.

Skanska UK has about 4,800 employees and is active in building and civil construction, distribution networks and construction services. The Skanska Group reported revenues of SEK 17.9 billion in 2008. Skanska is also a leader in the Private Finance Initiative (PFI), a British program for public-private partnerships.

For further information, please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: tel +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Skanska's sales in 2008 totaled SEK 144 billion.